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                                                                 EXHIBIT 99.A.19


Contact: Investor Relations
         Robert Jaffe
         Pondel/Wilkison Group
         (310) 207-9300 ext. 210


               TENDER OFFER PERIOD EXTENDED FOR HERBALIFE BUY-OUT

            COURT APPROVES FINAL SETTLEMENT OF SHAREHOLDER LAWSUITS

       LOS ANGELES--(BUSINESS WIRE)--Feb. 10, 2000--Herbalife International Inc. (Nasdaq:HERBA - news; Nasdaq:HERBB - news) reported today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, the founder, chairman, president and chief executive officer of Herbalife, has extended the expiration of its previously announced tender offer to 5:00 p.m., New York City time, on Friday, March 10, 2000.

       Hughes indicated that he and his advisers continue to address the financing of the transaction. In addition, the company noted that under the terms of the agreement governing the transaction, Hughes has the right to further extend the tender offer. As of the close of business on Feb. 8, 2000, approximately 1,434,740 shares of Herbalife's Class A stock and 3,117,927 shares of Herbalife's Class B stock had been validly tendered and not withdrawn in response to the tender offer.

       On Sept. 13, 1999, Herbalife announced that its board of directors accepted a definitive offer from Mark Hughes to purchase all company shares not owned by Hughes for $17.00 per share in cash.

Court Approves Final Settlement Offer

       Herbalife also reported today that it has obtained final court approval of the proposed settlement of shareholder lawsuits challenging the proposed transactions.

       As previously reported, following the announcement of the proposed transactions in September 1999, the company, its directors and certain of its executive officers were named as defendants in several putative class action lawsuits challenging the proposed transactions.

       The final court order being announced today provides for a dismissal of those lawsuits with prejudice and a release of the claims asserted by the plaintiffs.

       Under the terms of the settlement agreement, members of the settlement class (which includes, generally, the company's public stockholders and the holders of the DECS securities issued by DECS Trust III) would become entitled to a supplemental cash payment in an amount equal to $.81 per share or DECS security.

       The supplemental payment would be in addition to the $17.00 per share in cash payable pursuant to the tender offer and the merger.

       The terms of the settlement, including the making of the supplemental payment, remain subject to a number of conditions, including completion of the buy-out transaction. There can be no assurance that these conditions will be satisfied; consequently, there can be no assurance that the supplemental payment will be made.

       Herbalife International Inc. markets nutritional, weight-management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the company.